EXHIBIT 3.1

AMENDMENT NO. 2 TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

MARTIN MIDSTREAM PARTNERS L.P.

     This AMENDMENT NO. 2 TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MARTIN MIDSTREAM PARTNERS L.P. (this “Amendment”), dated as of January 31, 2011, is entered into by Martin Midstream GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of Martin Midstream Partners L.P. (the “Partnership”). Capitalized terms used but not defined herein are used as defined in the Second Amended and Restated Agreement of Limited Partnership of Martin Midstream Partners L.P., dated as of November 25, 2009 (as heretofore amended, the “Partnership Agreement”).

RECITALS:

                     WHEREAS, a member of the Board of Directors has a family member who is a partner with a foreign affiliate in the international cooperative of the Partnership’s registered independent public accounting firm;

WHEREAS, the Board of Directors believes that it is in the best interests of the Partnership for such member not to be prohibited from serving as a member of the Conflicts Committee solely as a result such familial relationship;

WHEREAS, to allow such member to be considered for service on the Conflicts Committee, the Board of Directors desires to amend Section 1.1 of the Partnership Agreement to allow the Board of Directors to consider whether such member would be able to exercise his or her independent judgment in carrying out the responsibilities of a member of the Conflicts Committee notwithstanding such familial relationship;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

                WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that this Amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and that such Amendment is in the best interests of the Partnership and the Limited Partners.

                NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 1.1 is hereby amended to amend and restate the following definition:

a. “Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors by the National Securities Exchange on which the Common Units are listed for trading; provided that if any director meets all such independence standards of such National Securities Exchange but for the fact that such director has a family member who is a partner with a foreign affiliate in the international cooperative of the Partnership's registered independent public accounting firm (a “Familial Relationship”), such director shall be deemed to meet such independence standards of such National Securities Exchange for purposes of this definition of “Conflicts Committee” if (i) such director meets all of the independence standards of such national Securities Exchange other than such Familial Relationship and (ii) the Board of Directors of the General Partner makes an affirmative determination in good faith, after reasonable inquiry and deliberation, that the Familial Relationship would not impair the ability of such director to exercise his or her independent judgment in carrying out the responsibilities of a member of the Conflicts Committee.

2. General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment.

3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

4. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the General Partner has executed this Amendment to be effective as of the date first set forth above.

GENERAL PARTNER Martin Midstream GP, LLC
By:	/s/ Robert D. Bondurant
Name:	Robert D. Bondurant
Title:	Executive Vice President and Chief Financial Officer